                     Morgan Stanley Investment Advisors Inc.
                           1221 Avenue of the Americas
                            New York, New York 10020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Morgan Stanley Quality Municipal Securities
    (File Nos. 33-59284; 811-7560)
    Morgan Stanley California Quality Municipal Securities
    (File Nos. 33-59282; 811-7564)
    (the "Registrants")

Dear Sir or Madam:

     This letter is our response to comments received from the staff in connection with the preliminary filing of joint proxy materials pursuant to Rule
14a-6a under the Securities Exchange Act of 1934 in connection with a special meeting of shareholders of the aforementioned Registrants. We have summarized the oral comments to the best of our understanding and our responses are set forth below.

COMMENT 1. PLEASE PROVIDE A DEFINITION OR CROSS REFERENCE TO THE MUNICIPAL
OBLIGATIONS RATINGS REFERRED TO IN PROPOSAL 1.

Response 1. An appendix with ratings of investments, including the investments referred to in the proxy statement is included at the back of the proxy statement and cross referenced in Proposal 1.

COMMENT 2. STATE IN PROPOSAL 1 THAT SECURITIES RATED IN THE FOURTH HIGHEST
RATING CATEGORY HAVE SPECULATIVE CHARACTERISTICS.

Response 2. A statement to this effect has been added to Proposal 1.

COMMENT 3. CLARIFY WHICH FUNDAMENTAL POLICIES PROPOSAL 3 IS ADDRESSING.

Response 3. An appendix has been added to the back of the proxy statement and cross referenced in Proposal 3. The appendix sets forth each fund's current investment policies which are fundamental policies.

COMMENT 4. CLARIFY THE LAST SENTENCE OF THE FIRST PARAGRAPH UNDER THE SECTION
"ADDITIONAL INFORMATION" IN THE PROXY STATEMENT.

Response 4. We have reviewed the sentence and believe that it is sufficiently clear that no further clarification is necessary.

     Registrants acknowledges that the disclosure included in the proxy materials is the responsibility of the Registrants. Registrants further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the proxy materials does not relieve the
Registrants from their full responsibility for the accuracy and adequacy of the disclosures in the proxy materials; and that the Registrants will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

     Should you have any questions, please contact the undersigned at
212-762-5262.

                                                  Very truly yours,

                                                   /s/  Lou Anne McInnis
                                                        Assistant Secretary